INSURANCE AMOUNT AND CONTRACT FUND (Continued)

Excess Interest.--Excess interest on that portion of the contract fund in the fixed account may be credited in addition to the 3% guaranteed interest rate. The rate of any excess interest is not guaranteed. It will be determined from time to time and will continue thereafter until a new rate is determined. We may use different rates of excess interest for different portions of the contract fund that are in the fixed account.

Mortality Charge.--At the beginning of each contract month we will deduct a mortality charge from the contract fund. The maximum charge we can deduct is determined by applying to the coverage amount a monthly rate based on the Commissioners 1980 Standard Ordinary Mortality Table. The coverage amount is the difference between the insurance amount and the contract fund.

We may deduct a lower monthly charge than we describe above. The actual monthly mortality charges we deduct are based on our expectations as to future mortality experience. At least once every five years, but not more often than once a year, we will consider the need to change the basis for the charges. We will make such a change only if we do so for all contracts like this one dated in the same year as this one.

Where required, we have given the insurance regulator where this contract is delivered, a detailed description of our method for determining mortality charges.

                               CASH VALUE OPTION

Cash Value Option.--You may surrender this contract for its net cash value. To do so, you must ask us in writing and in form that meets our needs. You must also send the contract to us.

As of any date the net cash value is the cash value minus any contract debt. (See page 12.) The cash value is equal to the contract fund minus any surrender charge that applies.

We will usually pay any net cash value within 7 days after we receive your request and the contract at our Service Office.

But we have the right to defer payment if (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) the SEC lets us defer payments to protect our contract owners.

Surrender Charge.--For each of the first six contract years the surrender charge is the contract fund times the surrender factor that applies. We show the surrender factors below. But the surrender charge will not exceed 9% of the initial premium. For the seventh and later contract years there is no surrender charge.

--------------------------------------------------------------------------------
                           TABLE OF SURRENDER FACTORS
--------------------------------------------------------------------------------

     Contract            Surrender           Contract            Surrender
       Year               Factor               Year               Factor
--------------------------------------------------------------------------------
        1                  .09                  5                  .05
        2                  .08                  6                  .04
        3                  .07                  7 and later        .00
        4                  .06
--------------------------------------------------------------------------------

                            CONTINUATION OF INSURANCE

If the contract ends as we describe under the Grace Period provision on page 8, we will use any remaining net cash value in the Contract fund, minus any contract debt, to keep this contract in force as long as that value permits.

To do this, we will first deduct the mortality costs for the Monthly Date on which the contract went into default and for the next Monthly Date. On each subsequent Monthly Date, we will deduct an amount sufficient to pay mortality costs as long as value remains.

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